EXHIBIT 99.1

Senstar Technologies Ltd.
17 Altalef St. Yehud-Monoson,	T: +972-3-539-144
Industrial Zone 5610001, Israel	F: +972-3-536-6245
www.senstartechnologies.com

Senstar Technologies Completes Name and Ticker Symbol Change

Ordinary shares will trade under Nasdaq ticker symbol “SNT”

YEHUD, Israel , Sept. 30, 2021 /PRNewswire/ -- Senstar Technologies (NASDAQ: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, today announced that as of September 30, 2021 its ordinary shares will be traded under its new name: Senstar Technologies Ltd., following the name change from Magal Security Systems, Ltd.

In addition, the company also announced that its common stock will begin trading under ticker symbol “SNT” on the Nasdaq Capital Market at the opening of the market on September 30, 2021.

Dror Sharon, Chief Executive Officer of Senstar, commented, “Rebranding under the Senstar name conveys our strategic focus on operating as a pure technology-driven, product and solutions company. The Senstar name is widely recognized for innovative, reliable perimeter intrusion detection systems (PIDS) and intelligent video management solutions (VMS) with advanced video analytics and access control. We are now singularly focused on business development initiatives that reinforces that brand reputation and prioritizes investment in leading-edge technology products to drive growth.”

The Company implemented the name and ticker symbol change in conjunction with the divestiture of its Integrated Solutions Division as part of its strategic decision to focus primarily on the Company’s product division. The divestiture was completed on June 30, 2021.

About Senstar

Senstar is a global leader in innovative perimeter intrusion detection systems (PIDS) and intelligent video management (VMS) with advanced video analytics and access control, offering a comprehensive suite of innovative, intelligent, integrated security technologies. Senstar offers a comprehensive suite of proven, integrated technologies that reduce complexity, improve performance and unify support. Senstar, which products are found in thousands of sites including critical infrastructure, logistics, corrections and energy, has been protecting high risk assets for more than 40 years. For more information, visit the Company's website at www.senstar.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company's operations, the demand for Company's products, global supply chains and economic activity in general.

For more information:
Senstar Technologies Ltd.
Diane Hill
+972-3-539-1421
diane.hill@senstar.com
www.senstartechnologies.com

IR Contact:
Brett Maas
Managing Partner
Hayden IR
+1 -646 -536 -7331
Brett@HaydenIR.com